

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2011

Via E-mail
Dr. Werner Brandt
Chief Financial Officer
SAP Corporation
Dietmar-Hopp-Alee 16
69190 Walldorf
Germany

>   **Re: SAP Corporation**
>   **Form 20-F for the Fiscal Year Ended December 31, 2010**
>   **Filed March 18, 2011**
>   **File No. 001-14251**

Dear Dr. Brandt:

We have reviewed your letter dated September 30, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 16, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

General

1.   You state in your response to prior comment 2 that most of the revenue you derived from customers in Iran and Cuba "results from the sale of an out-of-date version of an SAP product that has no dual-use." This appears to be a reference to the product sold into Iran by SAP Arabia, which you discuss in your response to prior comment 1. We note from your response to prior comment 1 that you indirectly delivered software updates into Cuba, and that SAP training recently was provided in the United Arab Emirates to employees of an Iranian company. Please tell us whether these updates and training involved software that is included on the Commerce Control List maintained by the U.S. Department of Commerce's Bureau of Industry and Security, or otherwise may be

considered a dual-use product. If so, please describe for us the possible military uses of such items of which you are aware; tell us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Cuba and/or Iran; and discuss any such uses of which you are aware.

2.   You state in your response to prior comment 1 that you employ procedures to check against delivery of your software to persons subject to export restrictions. You also state that you did not learn until after the fact that six of the individuals who attended a 2011 SAP training session in the United Arab Emirates were employees of an Iranian company. Please tell us whether you employ screening procedures to ascertain whether individuals who would attend your training sessions are residents or employees of U.S.-designated state sponsors of terrorism, or persons who are identified by the United States as Specially Designated Nationals or otherwise subject to trade restrictions. If you employ such procedures, please discuss for us the use and efficacy of those procedures in connection with the training session attended by the six employees of the Iranian company.

      You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief